
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☒ Form C/A: Amendment to Offering Statement
  - ☒ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer

Neighbor Inc.

Legal status of issuer

   Form

   C-Corporation

   Jurisdiction of Incorporation/Organization

   North Carolina

   Date of organization

   August 21, 2017

Physical address of issuer

500 W. Fifth Street, Suite 400, Winston Salem, NC 27101

Website of issuer

www.swipe.by

Name of intermediary through which the offering will be conducted

OpenDeal Portal LLC dba Republic

CIK number of intermediary

0001751525

SEC file number of intermediary

007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of securities sold in the offering.

Type of security offered

Crowd SAFE (Simple Agreement for Future Equity)

Target number of securities to be offered

25,000

Price (or method for determining price)

$1.00

Target offering amount

$25,000.00

Oversubscriptions accepted:
☐   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☐   Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)

$1,070,000

Deadline to reach the target offering amount

October 31, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

The Company currently has three (3) employees.

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$335,331	$132,876
Cash & Cash Equivalents	$137,862	$4,964
Accounts Receivable	$0	$0
Short-term Debt	$35,510 (1)	$8,304
Long-term Debt	$0	$60,000
Revenues/Sales	$4,569	$8,521
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($349,923)	($46,256)

(1) This amount represents the Company's credit card balance as of the end of the most recent fiscal year. The Company pays off its credit card balance monthly.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
/s/ Carl Turner
E241AE29BF7B48B...
(Signature)

Carl Turner
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
/s/ Anthony DiBianca
029BB4B0ACCC499...
(Signature)

Tony DiBianca
(Name)

Director
(Title)

August 10, 2020
(Date)

DocuSigned by:
/s/ Barbara Daliri Freyduni
555E45662CAE4A0...
(Signature)

Barbara Daliri Freyduni
(Name)

Director
(Title)

August 10, 2020
(Date)

DocuSigned by:

/s/ Carl Turner

E241AE29BF7B48B...

(Signature)

Carl Turner

(Name)

President

(Title)

August 10, 2020

(Date)

<p align="center">August 10, 2020</p>

<p align="center">Neighbor, Inc.</p>



<p align="center">**Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)**</p>

Neighbor, Inc. ("**Neighbor**", the "**Company**," "**we,**" "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**"). Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The minimum target offering amount is $25,000 (the "**Target Offering Amount**"). The Company intends to raise at least the Target Offering Amount and up to $1,070,000 (the "**Maximum Offering Amount**") from Investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must raise an amount equal to or greater than the Target Offering Amount by October 31, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount under this Offering by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The rights and obligations of the holders of the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, a prospective Investor must complete the purchase process through the Company's intermediary's, OpenDeal Portal LLC dba Republic (the "**Intermediary**"), portal. Investor funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount is reached. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE

PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.swipe.by.

The Company must continue to comply with the ongoing reporting requirements until:

 (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

 (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

 (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

 (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

 (5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic co/swipeby

The date of this Form C is August 10, 2020.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Neighbor, Inc. is a mobile and online food ordering platform, incorporated in North Carolina on August 21, 2017. Neighbor, Inc. was formerly Neighbor, LLC. Neighbor, LLC was organized in North Carolina as a limited liability company on May 3, 2017 and was converted to the corporation Neighbor, Inc. on August 21, 2017.

The Company is located at 500 W. Fifth Street, Suite 400 Winston Salem, NC 27101.

The Company's website is www.swipe.by.

The Company conducts business in North Carolina and sells services through the internet throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/swipeby and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of Crowd SAFE being Offered	$25,000
Total Amount of Crowd SAFE Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of Crowd SAFE being Offered	$1,070,000
Total Amount of Crowd SAFE Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100.00+
Offering Deadline	October 31, 2020
Use of Proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on page 24.

*The total number of Crowd SAFE outstanding is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

Commission and Fees

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary. The Intermediary will also be entitled to receive a securities commission equivalent to two percent (2%) of the Securities being issued in this Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equivalent to two percent (2%) of the Securities sold in this Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase of marketing its SWIPEBY Application (the "Application"). There can be no assurance that the Company will ever operate profitably. The Company's limited operating history may make it difficult to evaluate its current business and future prospects. The Company will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of its limited resources, gaining market acceptance, managing a complex regulatory landscape and developing new products. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The development and operation of the Application requires technology and intellectual property rights.

The ability of the Company to develop and operate the Application may depend on technology and intellectual property rights that the Company may license from unaffiliated third parties. If for any reason the Company were to fail to comply with its obligations under the applicable license agreement, or third parties were unable to provide or were to fail to provide the technology and intellectual property that the Application requires, the Application would be unable to operate, which would have a material adverse effect on the Company's operations and financial conditions.

The Application may not be widely adopted and may have limited users.

It is possible that the Application will not be used by a large number of users, or that there will be limited interest in the Application. Such a lack of use or interest could negatively impact the future development of the Application, the value of the Company's shares and its financial position.

Alternative applications may be established that compete with or are more widely used than the Application.

It is possible that alternative applications could be established that utilize the same or a similar protocol that will underlie the Application or that will facilitate services that are materially similar to the Application's services. The Application may compete with these alternative applications, which could negatively impact the Company's operations.

Some market participants in the restaurant industry may oppose joining the Application.

Some participants in the restaurant industry may oppose joining the Application. The market participants who may oppose may include market participants with significantly greater resources, including financial resources and political influence, than the Company has. The ability of the Company to operate and achieve its commercial goals could be adversely affected by any actions of any such market participants that result in the need to have a material adverse effect on the Company's operations and financial conditions.

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The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We rely on restaurants to provide products for our Application.

We depend on participating restaurants to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if participating restaurants do not provide the agreed-upon product or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Participating restaurants may unable to quickly recover from natural disasters, pandemics, and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations on which our Application relies.

Slowdowns in the economy caused by COVID-19 could adversely impact our business.

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

We depend on a few major participating restaurants for a substantial portion of our net sales.

Sales at a few restaurants participating on the Application account for the vast majority of our net sales. The loss of all or a substantial portion of our orders placed at any of our large-volume restaurant partners could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. Although we strive to broaden and diversify the restaurants base offered on the Application, a significant portion of our revenue is derived from orders placed at a relatively small number of restaurants. Consequently, a loss of certain participating restaurants from our Application, may have a material adverse effect on our financial condition, results of operations and cash flows.

We rely on various intellectual property rights, including licenses in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property

4

rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel, including its founder, in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. The Company's founder is in the United States of America on an E2 Visa, which will expire in June 2023, unless it is extended. Therefore, if any of these personnel die, become disabled or have a change in immigration status, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We need to rapidly and successfully develop and introduce new features to the Application in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our Application to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands and develop leading technologies or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our Application cannot effectively interface and perform well with software products of other companies and with our customers' mobile devices, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our Application. As a result of these and other factors, our ability to introduce new or improved solutions to our Application could be adversely impacted and our business would be negatively affected.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new applications and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new applications and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new applications or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new applications and services in response to industry trends or developments in technology, or those new applications may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract users, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of customer data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from registration under applicable federal and state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions with respect to securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts.

If a court or regulatory body with the required jurisdiction ever accused or concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amount required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline. The Company has the right to end the Offering early.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the

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Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early. If the Offering reaches its Target Amount after 21calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to the Investor 5 business days' prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

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Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stock holders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as <u>Exhibit C</u>.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Crowd SAFE agreement. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Crowd SAFE agreement, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Crowd SAFE agreement, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their own attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Company developed and owns the SWIPEBY Application. SWIPEBY is a software-as-service+ platform for restaurants and small businesses to provide easy mobile ordering and automated curbside pickup. SWIPEBY powers an end to end ordering experience starting with consumer facing marketplace mobile apps, to payment process and a full restaurant menu management system, to order arrival and customer arrival notification insight to the restaurant.

Business Plan

SWIPEBY is growing and will continue to scale its national and global footprint, adding more restaurants to the platform. While SWIPEBY continues to differentiate its platform, we will take several steps in order to grow. The focus and goals include increasing market share, introducing groundbreaking new features, expanding the product catalog to capture more order volume across several channels. Our ambition is that within the next 1-2 years we are the prominent platform for curbside pickup and a market leader for general mobile & virtual food ordering.

The Company's Products and/or Services

Product / Service	Description	Current Market
SWIPEBY Application	Android, iOS and Web Application	SWIPEBY captures a two-side market. On the business side SWIPEBY works with any type of restaurant to sell its food on the SWIPEBY app. On the consumer/eater side SWIPEBY targets any person with a smartphone and the proximity of participating restaurants.

Competition

SWIPEBY is not a delivery service, but it competes with delivery services like UberEats, Doordash, Postamtes, Gurbhub.
SWIPEBY competes with inhouse mobile apps and drive-thrus of McDonalds, Chick-fil-a, etc.
SWIPEBY competes with ordering ahead platforms that do not have curbside pickup like: ChowNow, Snackpass, Lunchbox.
SWIPEBY competes with more enterprise link curbside technology companies like Rakuten Ready and Radius Network.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

SWIPEBY sells to restaurants of all kinds, from mom and pop to mid-market chains and franchises. These restaurants then market their food products on the SWIPEBY platform to consumers with a smartphone and in the restaurant proximity to place orders.

Supply Chain

SWIPEBY does not have a supply chain.

Intellectual Property

Application or Registration #	Mark	Description	File Date	Grant Date	Country
6033207	SWIPEBY	Trademark	09-18-2019	Apr. 14, 2020	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Product Development	40%	$10,000	20%	$214,000
Team / Staffing	0%	$0	45%	$481,500
Marketing / Sales	54%	$13,500	29%	$310,300
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of 10% in the table above.

Product Development:
The Company will invest in adding more features and integrations to the SWIPEBY platform.

Team / Staffing:
Assuming the Company raises sufficient funds, the Company intends to hire a CTO and expand its sales team significantly.

Marketing / Sales:
The Company will engage in broadening its digital marketing & partnership efforts to drive consumer and restaurant acquisition and sales.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Carl Turner	Director, President & CEO	Since May 2017 with SWIPEBY as President and CEO	BS Finance & BA Computer Science, Wake Forest University '17
Richard Noll	Director	Chairman of the Board of Hanes Brands from 2009 until 2019	Bachelors at Pennsylvania State University; MBA at Carnegie Mellon University

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Tony DiBianca	Director	Founder, President & CEO of PhoneTree from 1990 until January 2018	BS & ME at Rensselaer Polytechnic Institute
Doug Young	Director	Serial Entrepreneur (1987-Present)	Bachelor of Science at University of North Carolina at Greensboro
Barbara Daliri Freyduni	Director	CMO Microsoft Western Europe (April 2017 – October 2019), SVP, Global Marketing & Sales Zalando SE (October 2019 – Present)	MBA at Fachhochschule fuer Wirtschaft Berlin

Indemnification

Indemnification is authorized by the Company to directors, managers, officers or controlling persons acting in their professional capacity pursuant to North Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has three (3) fulltime W-2 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 3,600,000 shares of common stock, having par value $0.001 per share (the "**Common Stock**") and 2,500,000 shares of preferred stock, having par value $0.001 per share (the "**Preferred Stock**"). 2,500,000 of the authorized shares of the Common Stock are designated as voting Class A Common Stock and 100,000 of the authorized shares of the Common Stock are designated as non-voting Class B Common Stock. 225,000 of the of the authorized shares of the Preferred Stock are designated as Series Seed A Preferred Stock and the remaining 2,275,000 authorized shares of Preferred Stock are undesignated.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Authorized	2,500,000
Amount Outstanding	1,000,000
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Class A Common Stock which could dilute the Security issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	82.234%

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Type	Series Seed A Preferred Stock
Amount Authorized	225,000
Amount Outstanding	207,042
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes. Upon the issuance of additional shares of Class A Common Stock, the conversion price for Preferred Stock may be adjusted.
Other Rights	1. In the event the pro rata distribution of proceeds from a liquidation of the Company would result in the holders of Series Seed A Preferred Stock receiving less than their initial investment in the Company, then the Series Seed A Preferred Stock has a liquidation preference equal to the amount invested over the Common Stock. 2. The holders of Preferred Stock may convert their shares of Preferred Stock into shares of Class A Common Stock. 3. Pursuant to the Company's shareholders agreement, the holders of Preferred Stock are subject to Drag-Along and Tag-Along rights in the event of a change in control of the Company. 4. The Company may not adversely alter the privileges of the Preferred Stock without the consent of at least fifty percent (50%) of the outstanding shares of Preferred Stock. 5. Until such time the holders of Series Seed A Preferred Stock have received a return equal to their initial investment, the Company may not declare or pay a dividend to the holders of the Common Stock without the approval of at least fifty percent (50%) of the outstanding shares of Series Seed A Preferred Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Preferred Stock which could dilute the Security issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	17.026%

At the closing of this Offering, assuming only the Target Offering Amount is sold, 1,000,000 shares of Common Stock and 207,042 shares of Preferred Stock will be issued and outstanding. At the closing of this Offering, no shares of the non-voting Class B Common Stock will be issued and outstanding. All 100,000 shares of the authorized non-voting Class B Common Stock are covered by an incentive stock option plan.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Options for Class B Common Stock
Amount Outstanding	Options for 9,000 shares
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Options are issued pursuant to an incentive stock option plan for employees. 100,000 authorized shares of Class B Common Stock are reserved for the stock pool under the stock option plan. Options are exercisable on a change of control of the Company.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If additional Options are issued under the Company's stock option plan or if the currently issued Options are exercised, the issuance of the Class B Common Stock would dilute the Security issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.740%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Credit Card
Amount Outstanding	$550
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	The Company is required to pay off the credit card balance monthly.
Maturity Date	N/A

Ownership

The table below lists the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
C. Turner Innovation GmbH (1)	1,000,000 shares of Class A Common Stock	76.509%

(1) C. Turner Innovation GmbH is 100% owned and controlled by Carl Turner, the Founder and CEO of the Neighbor, Inc.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Neighbor, Inc. (the "**Company**") was incorporated on August 21, 2017 under the laws of the State of North Carolina, and is headquartered in Winston-Salem, North Carolina. Neighbor, Inc. was formerly Neighbor, LLC. Neighbor, LLC was formed in North Carolina as a limited liability company on May 3, 2017 and was converted to the corporation Neighbor, Inc. on August 21, 2017. Since its incorporation, the Company has primarily been focused on the development of its SWIPEBY Application. Therefore, the Company has very limited financial results from the historical operations of the Company.

Cash and Cash Equivalents

As of December 31, 2019, the Company had cash and cash equivalents of $137,862.00.

As of June 30, 2020 the Company had an aggregate of $145,000 in cash and cash equivalents, leaving the Company with approximately eight (8) months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are not essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*". We anticipate raising any additional capital essential to our operations through future private offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit A for subsequent events and applicable disclosures in the Company's financial statements.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$0.00 Issued to Founder of the Company	500	N/A	08/21/2017	Section 4(a)(2)
Common Stock	$0.00 Issued to Founder of the Company	995,500	N/A	10/5/2018	Section 4(a)(2)
Common Stock	Issued upon cancellation of $132,000 of convertible note debt	34,660	N/A	09/04/2019	Section 4(a)(2)
Common Stock	$469,585.00	99,317	Used to hire talent, invest in product development and sales	09/04/2019	Reg D 506(c)
Class A Common Stock	$0.00 Issued in connection with recapitalization of the Company and conversion of a portion of the existing Common Stock in Class A Common Stock	133,977	N/A	03/18/2020	Section 4(a)(2)
Class B Common Stock	$0.00 Issued in connection with recapitalization of the Company and conversion of a portion of the existing Common Stock in Class A Common Stock	1,000,000	N/A	03/18/2020	Section 4(a)(2)
Class A Common Stock	$365,325.00	73,065	Used to hire talent, invest in product development and sales	03/22/2020	Reg D 506(c)

Series Seed A Preferred Stock	$0.00 Issued in connection with recapitalization of the Company and conversion of existing Class A Common Stock into Series Seed A Preferred Stock	207,042	N/A	07/13/2020	Section 4(a)(2) and Reg D 506(b)
Class A Common Stock	$0.00 Issued in connection with recapitalization of the Company and conversion of existing Class B Common Stock into Class A Common Stock	1,000,000	N/A	07/13/2020	Section 4(a)(2) and Reg D 506(b)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

THE OFFERING AND THE SECURITIES

The Offering

The Company is attempting to raise a minimum amount of $25,000 (the "**Target Offering Amount**"), and is offering up to $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**"), under Regulation CF (this "**Offering**"). The Company must receive commitments from Investors in an amount totaling or exceeding the Target Offering Amount by October 31, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, all investment commitments will be cancelled and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount is reached. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five business (5) days after reaching the Target Offering Amount and will provide at least five (5) business days prior notice of such closing to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via electronic certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event an amount equal to two (2) times the Minimum Offering Amount is reached prior to the Offering Deadline, on such date or such earlier time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, provided that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

In the event the Company conducts multiple closings, at the initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct an Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date

21

of the Initial Closing and there are more than twenty-one (21) days remain before the Offering Deadline as of the date of such Subsequent Closing.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Subscription agreements are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as <u>Exhibit C</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of greater than $35,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

<u>*Conversion Upon the First Equity Financing*</u>

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $12,500,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively,

"**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the initial public offering of the Company's Common Stock (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $12,500,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes.

In connection with the Cash Out Option, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does have a shareholder agreement in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to 2% of the total number of securities sold in the offering

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

EXHIBIT A

Financial Statements

(See Attached)

Neighbor Inc. (dba Swipeby)

(a North Carolina Corporation)

Unaudited Financial Statements

Period of January 1, 2018 through December 31, 2019

Reviewed by:

TaxDrop

TaxDrop LLC

A New Jersey CPA Company

Financial Statements

Neighbor Inc.

Table of Contents



TaxDrop

CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

July 23, 2020

To: Board of Directors of Neighbor Inc.
       Attn: Carl Turner, President

Re: 2018 and 2019 Financial Statement Review
       Neighbor Inc.

We have reviewed the accompanying financial statements of Neighbor Inc. (the "Company"), which comprise the balance sheet as of December 31, 2018 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2018 through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

NEIGHBOR, INC.
BALANCE SHEET
As of December 31, 2019 and 2018
(Unaudited)

ASSETS		2019		2018
Current Assets				
Cash and cash equivalents	$	137,862	$	4,964
Fixed Assets				
Internally developed software		230,864		127,912
Accumulated depreciation		(33,395)		0
Total Fixed Assets		197,469		127,912
Total Assets	$	335,331	$	132,876
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accrued expenses	$	35,510	$	6,976
Accrued interest		0		1,328
Total Current Liabilities		35,510		8,304
Long Term Liabilities				
Convertible notes		0		60,000
Total Liabilities		35,510		68,304
STOCKHOLDERS' EQUITY				
Common Stock; $0 par value, 10,000,000 shares authorized, 1,133,977 and 1,000,000 shares issued and outstanding, as of December 31, 2019 and 2018, respectively		0		0
Additional paid in capital		696,000		110,828
Retained earnings		(396,179)		(46,256)
Total Stockholders' Equity		299,821		64,572
Total Liabilities and Stockholders' Equity	$	335,331	$	132,876

The accompanying notes are an integral part of these financial statements.

NEIGHBOR, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Revenues	$ 4,569	$ 8,521
Operating expenses		
General and administrative	184,723	69,831
Sales and marketing	111,358	6,229
Professional fees	19,704	2,389
Depreciation	33,395	0
Total operating expenses	349,180	78,449
Net Operating Income (Loss)	(344,611)	(69,928)
Grant Income	0	25,000
Interest Expense	(5,312)	(1,328)
Net Income (Loss)	$ (349,923)	$ (46,256)

The accompanying notes are an integral part of these financial statements.

NEIGHBOR, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2019 and 2018
(Unaudited)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	**Par Value**			
Balance as of January 1, 2018	500	$ 0	$ 82,472	$ 0	$ 82,472
Issuance of common stock	999,500	0	28,356	0	28,356
Net Income (Loss)	0	0	0	(46,256)	(46,256)
Balance as of December 31, 2018	1,000,000	0	110,828	(46,256)	64,572
Issuance of common stock	99,317	0	446,532	0	446,532
Conversion of convertible notes	34,660	0	138,640	0	138,640
Net Income (Loss)	0	0	0	(349,923)	(349,923)
Balance as of December 31, 2019	1,133,977	$ 0	$ 696,000	$ (396,179)	$ 299,821

The accompanying notes are an integral part of these financial statements.

NEIGHBOR, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Cash Flows from Operating Activities		
Net Income (Loss)	$ (349,923)	$ (46,256)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Depreciation	33,395	0
Convertible note interest	5,312	1,328
Changes to operating assets and liabilities:		
Increase (Decrease) in accrued expenses	28,534	6,976
Net cash used in operating activities	(282,682)	(37,952)
Cash Flows from Investing Activities		
Payments for internally developed software	(102,952)	(60,540)
Net cash used in investing activities	(102,952)	(60,540)
Cash Flows from Financing Activities		
Issuance of convertible notes	72,000	60,000
Issuance of common stock	446,532	28,356
Net cash provided by financing activities	518,532	88,356
Net change in cash and cash equivalents	132,898	(10,136)
Cash and cash equivalents at beginning of period	4,964	15,100
Cash and cash equivalents at end of period	$ 137,862	$ 4,964
Non-Cash Activities		
Conversion of convertible notes	$ 138,640	$ 0

The accompanying notes are an integral part of these financial statements.

NEIGHBOR, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019

NOTE 1 – NATURE OF OPERATIONS

Neighbor, Inc. (which may be referred to as the "Company", "we," "us," or "our") was converted from North Carolina Neighbor, LLC (formed May 3, 2017) on August 21, 2017. The Company provides an app for restaurants and restaurant customers to connect and order food for curbside pickup. The Company's headquarters are in Winston Salem, North Carolina. The company began operations in 2017.

Since Inception, the Company has relied on contributions from owners, the issuance of common stock, and the issuance of convertible notes to fund its operations. As of December 31, 2019, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10), funding from the issuance of common stock (see Note 10), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $137,862 and $4,964 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to thirty-nine years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019 as there was no property and equipment outstanding.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2019 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2019. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by taking transaction fees from the orders that happen on their app and various sign up fees for vendors that onboard on the platform. The Company's payments are generally collected upfront. For years ending December 31, 2019 and 2018 the Company recognized $4,569 and $8,521 in revenue respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018, the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Fixed Assets consist of internally developed software. Depreciation is calculated using the straight-line method over a period of 5 years. The depreciation for the internally developed software starts at the date the app was released. As of December 31, 2019 and 2018 the Company had $197,469 and $127,912 in net fixed assets after amortization.

NOTE 4 – NOTES PAYABLE

In 2018 the Company issued $60,000 of 8% unsecured convertible notes (the "2018 Notes") due September 11, 2020 ("Maturity Date"). The 2018 Notes are due on the Maturity Date with accrued interest if the Notes do not convert prior to the maturity date.

In 2019 the Company issued $72,000 of 8% unsecured convertible notes (the "2019 Notes") due between February and June of 2021 ("Maturity Dates"). The 2019 Notes are due on the Maturity Dates with accrued interest if the notes do not convert prior to the maturity date.

The 2018 Notes and the 2019 Notes were converted into common stock in September 2019. The interest and principal totaling $138,640 were converted into 34,660 shares of common stock. The conversion price was 80% of the price per share of the stock that was issued in the equity financing.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA'), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2019 totaled $396,179. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock:

As of December 31, 2019, the Company has authorized 10,000,000 shares of common stock, par value $0. The Company had 1,133,977 and 1,000,000 shares of common stock issued and outstanding as of December 31, 2019 and 2018, respectively.

NOTE 7 – STOCK-BASED COMPENSATION

As of December 31, 2019, the Company does not have a stock-based compensation plan.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Adoption of Equity Incentive Plan

In 2020 the Company adopted a stock-based compensation plan ("the Plan"). The Company believes such awards will help secure and retain the services of employees, directors, and consultants, and provide incentive for maximum efforts toward the success of the Company to be exerted. The Plan reserves 100,000 shares of Class C Common Stock.

Issuance of Stock Options

In March 2020, the Company granted stock options totaling 9,000 shares under the Plan with an exercise price of $5 per share. The options vest quarterly over a period of 2 years, with a 15 month cliff.

Amendment of Articles of Incorporation

In March of 2020 the Company amended their articles of incorporation to make classes of common stock. The 10,000,000 shares of common stock that the Company has authorized is broken down into 7,900,000 shares of "Class A Common Stock", 2,000,000 shares of "Class B Common Stock" and 100,000 shares of "Class C Common Stock". Holders of Class A Common Stock vote together with holders of Class B Common Stock and are entitled to one vote per share of stock held. Holders of Class A Common Stock also have distribution preferences, and the Company can't authorize distributions to holders of Class B or Class C without also authorized to holders of Class A. Holders of Class B Common Stock are entitled to one vote per share of stock held. Class C Common Stock is nonvoting for all purposes.

Issuance of Common Stock

In March of 2020 the Company restructured the equity. Out of the 1,133,977 shares of common stock that were issued and outstanding as of December 31, 2019, 1,000,000 were converted to Class B Common Stock, and 133,977 were converted to Class A Common Stock. The Company issued an additional 73,065 shares of Class A Common Stock for a total purchase price of $365,325.

Conversion of Class B Common Stock

In July 2020 the Company converted 1,000,000 shares of Class B common stock into 1,000,000 shares of Class A common stock.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co").The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through July 23, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name	SWIPEBY

Logo



Headline   Drive-thru comfort at any restaurant

Hero Image



Tags   B2B, B2C, Food delivery

Pitch text

Summary

- 200+ restaurants across 25 states on the SWIPEBY platform
- Extremely cost effective & turnkey solution for merchants
- ~$1M raised to date; projected $500k monthly revenue by the end of 2020
- $1M+ transaction volume in Q2 2020, Up 1,380% from Q1 2020
- ~4.5% revenue share with partnering restaurants
- Unique niche across three multi-billion dollar industries
- Focus on mobile first & fully automate curbside service

Problem

People are not happy with takeout

COVID-19 has accelerated the problem!

Food takeout is a big business but despite the rapidly growing demand for off-premise dining options, most takeout experiences are dissatisfying, leaving customers frustrated by long wait times, expensive fees, and limited options.

EATER PAIN POINTS

Long and unpredictable wait times for delivery

Expensive delivery fees and hidden costs

Drive-thru's don't satisfy health/quality needs

RESTAURANT PAIN POINTS

Expensive revenue shares and high fees

No control over the takeout experience

Poor quality in service by 3rd party

Overwhelmed by complicated technology

Solution

SWIPEBY: Drive-thru comfort at your favorite restaurant

We turn your favorite restaurants into a virtual drive-thru

SWIPEBY gives customers direct access to their favorite local restaurants through easy mobile ordering and convenient curbside pickup. Our service is free for app users, with no onerous fees or hidden costs.

Restaurants can optimize their operations with our platform's geofenced arrival notifications and easy menu upload and customizations software to provide an excellent takeout experience for their customers without onerous revenue sharing or paying high monthly fees.

SWIPEBY offers the best experience to both operators and their customers out of all the off-premise vendors.

BEST CUSTOMER EXPERIENCE	SWIPEBY	DRIVE THRU	3rd PARTY DELIVERY	POS CURBSIDE
High level of convenience	✓	✓	✓	X
No fees	✓	✓	X	✓
No wait times & predictability	✓	X	X	X
BEST OPERATOR EXPERIENCE				
Easy set-up	✓	X	✓	✓
Low transaction fees	✓	✓	X	✓
Control over hand-off	✓	✓	X	✓
No additional overhead	✓	✓	X	✓
Building restaurant brand	✓	X	✓	X
Arrival notifications	✓	X	✓	X

Product

Turnkey curbside service platform for restaurants.

Free curbside pickup for eaters.

The SWIPEBY experience was created after careful study of the unique needs of on-the-go eaters and the growing challenges facing restaurant operators as they navigate growing demand for off-premise dining options. Our platform has leveraged these insights into valuable features that give guests a quality experience while helping operators optimize staff, overhead and off-premise operations.

Experience SwipeBy in 4 easy steps:



1. **Download the app.**

2. **Choose your restaurant menu.**

3. **Select curbside pickup at checkout.**

4. **Arrive and they bring the food right to your car.**

It's that easy!

<u>Key SWIPEBY features:</u>

- Easy online ordering and geo-fenced arrival for a smooth, contactless transaction
- Order batching: Our algorithm will auto adjust prep times based on kitchen capacity and demand
- Proprietary coupon and discount system for restaurants to drive traffic and increase orders during low volume times
- Real time, customizable menu adjustments and full-service merchant portal for restaurants
- Pre-order (order scheduling) capability for more flexibility

Future features (plan to rollout in August / September):

- Predictive traffic / arrival time - orders are updated in real time based on factors like weather and traffic - for maximum food quality and integrity
- Web ordering plug-in -> Restaurants can take online orders via their own website powered by SWIPEBY
- Virtual Kiosks-> Restaurants can offer 100% contact & touch free kiosk service inside their store, powered by SWIPEBY
- Advanced dashboards / analytics for participating merchants

  

Traction

We are in 25+ states and adding new restaurants every day.

SWIPEBY has seen massive growth since our launch in 2019. We've expanded nationally and have a pilot program in Germany. Pre-COVID-19 we saw **17% MoM** growth in orders. From Q1 2020 to Q2 2020 we have had a **1,380% growth** in volume. In May we passed $20K+ in net-revenue, surpassed $100K weekly GMV, and acquired 10K+ new users.



Our footprint across the 25 states:



Just a few of our restaurant partners:



Strategic Partnerships:

SWIPEBY is working with strategic partners like Performance Food Group (PFG) to reach more restaurants. PFG is actively recommending SWIPEBY to their more than 125,000 customers.



PERFORMANCE
Choose Performance
Explore Products and Services
Optimize Your Operation
Get Inspired
Join the Family
Restaurant Operations
SWIPEBY CURBSIDE
Sign Up For SPARK
JOIN SPARK

In the news:

TRIAD
BUSINESS JOURNAL

His app delivers:
Carl Turner's SWIPEBY surges across the U.S. Germany as restaurants adopt the startup's service to survive.


as restaurants adopt the startup's service to survive on

BUSINESS
INSIDER

Here are 8 companies, from giants like Shopify, to seed-stage startups, that are getting a massive boost as shops and restuarnts embrace curbside pickup



WRAL TechWire

As resturants turn to takeout due to virus, curbside pickup app SWIPEBY raises nearly $1M


NEWS
As restaurants turn to takeout due to virus, curbside pickup app Swipeby raises nearly $1M

STREETFIGHT

5 curbside pickup solutions for retailers to use during Covid-19


STREETFIGHT
5 Curbside Pickup Solutions for Retailers to Use During Covid-19

FranchiseTimes

How restaurants can survive and thrive webinar.

Carl Turner featured speaker


FranchiseTimes
How Restaurants Can Survive and Thrive—Webinar Recap

yahoo! finance

Startup SWIPEBY announces national expansion: Helps restaurants respond to COVID-19 with curbside pickup


yahoo! finance
Startup SWIPEBY Announces National Expansion: Helps Restaurants Respond to COVID-19 With Curbside Pickup





BREAKING NEWS:
3000% SPIKE IN
BUSINESS FOR
"SWIPEBY"
New app promises
to turn restaurants
into virtual drive thrus

https://cheersonline.com/2020/07/08/on-premise-tech-for-the-new-normal/

On the stage:
Presentations & Pitches





Leveraging Startups to Expedite Your Digital Efforts

How Restaurants Can Survive and Thrive — Webinar Recap





Customers

On-the-go eaters looking to simplify their takeout experience

The traditional takeout model no longer makes sense for on-the-go customers. It's cumbersome and lacks consideration for accessibility needs, time crunches, child supervision or other factors that could make getting out of the car a non-option. Our platform was created to bridge this gap, allowing people on-the-go to order their favorite meals from their favorite restaurants without having to worry about leaving their vehicle.

Customers love the convenience

According to recent surveys, over 80% of SWIPEBY users receive their food in 3 minutes or less.

On average how long do you have to wait
for your order to arrive?
179 responses



- ● Less than 1 min.
- ● I have to wait 3 min.
- ● I have to wait 5 min.
- ● I have to call the store to get my order.

And over 90% of users surveyed rated the app 4 to 5 stars.



Rate your latest SWIPEBY experience.
391 responses

Seriously, our customers really, really love the app...

I LOVE this app. I have a baby, and it's too much trouble to get him in and out of the car for just 30 seconds to pick up an order. I hope you expand to every single restaurant in Winston Salem and Clemmons. Brilliant idea! Two thumbs up!

"It was so useful to be able to run and grab food from somewhere that didn't have a drive-thru."

"...I just signed up and used it for the first time. As I drove up, my order was bring brought out ahead of other cars in line waiting (who must of called in their orders). This was so good I will be tempted to use it more often than I should!"

"Wish more places would use it. Preferred to UberEats."

"Love the app! I can't think of anything I would do to improve it, it's great!"

"LOVE this service, and recommend it to everyone."

glow **glownutritiongso**



glownutritiongso Happy Wednesday 🤗 don't forget to grab the babies something nutrition and delicious...

 courtneycanfield



we got enough for a week
of meals! thanks
@swipe.by !



Our restaurant partners love us too!



"...I have to say overall, I like SWIPEBY's menu editing THE BEST out of Postmates, Grubhub, and Door Dash. The ease of use of your menu creating makes it so simple and doesn't send you all over the place when creating modifers..ect...It is so helpful."

~ Leroy Fox Kitchen & Cocktails

SWIPEBY and curbside pickup has allowed us to offer a low touch point takeout solution to our guests. We are seeing a strong uptake in orders and guest satisfaction"

~ Mike Targett Owner of the Loop







Village Juice Co.

JUICES + SMOOTHIES + EATS

Village Juice Co.
Village Juice Co.
Village Juice Co.
Village Juice Co.
Village Juice Co.

"SWIPEBY has been an amazing corporate partner, both in terms of helping us grow our brand from an early stage restaurant concept to a multi-unit success, as well as working with our customers to make their dining experience as easy and enjoyable as possible. SWIPEBY has solved a problem that has plagued busy diners for years by connecting them to easy takeout from our restaurant while connecting us to revenue and a customer base that we might otherwise have missed."

~ Nathan, CoFounder
Village Juice Co

Business Model

A profitable business model, while still being merchant friendly

We take 4.5% + $0.45 per transaction, which is one of the lowest fees in the off-premise market, and makes us a true partner to restaurants.

SWIPEBY uses a new formula within the delivery/take out revenue model. We have a 4.5% revenue share with partnering restaurants in place of high fees and onerous monthly subscriptions. This lowers our partners overall costs and increases our transactions.

The curbside fund

SWIPEBY does not charge convenience or service fees to the eater but we do give them the opportunity to support the restaurant industry through **the Curbside Fund.**

Users have the option to contribute 6.5% of subtotal or $3.50, whichever is lower, during checkout. It's that simple.

All contributions to the Curbside Fund are reinvested back into our partner restaurants in the form of technology and marketing resources as they focus on digital transformation to better serve their customers.

Contributing to the fund is 100% voluntary yet over 50% of our app users are participating!



We empower restaurants

Because our system is built on hyper scalable technology that empowers restaurants to provide off-premise service, we never "touch the food" or deal with delivery, removing any costs for insurance, driver pay or other high overhead factors.

SWIPEBY


$25
On average we make $2 on each transaction
$2.18
net cash flow
$1.58 4.5% + 45c
$1.63 6.5%
CURBSIDE FUND
$1.03
Average
transaction size
Fees charged
to user &
restaurant
Cost per order
(CC fees)
Net profit
per order

Delivery


$25
Delivery in comparison
$3.36 loss on each transaction
$17.61
$14.25
$3.00
-$3 fixed
delivery fee
$3.75
15% order
service fee
$7.50
30% revenue
share with
restaurant
Processing fees,
driver pay, insurance,
driver rentention incentives
$3.36
loss on
each
transaction
Average
transaction
size
Fees charged
to customer &
restaurant
Cost per
delivery
Net profit
per order

Sources: Quartz , in app information, restaurant interviews –based on UberEats

Market

Tapping into three multi-billion dollar markets

SWIPEBY occupies a unique niche within three huge markets:

1) The restaurant industry, 2) off-premise restaurant sales, and 3) online food delivery. With our current traction, we believe we will exceed over **$2M+ in total revenue by the end of 2020**.



Perfect timing: 4 reasons timing is on SWIPEBY's side.

1. Restaurants rely on 3rd party platforms:
Delivery has invested billions of dollars into educating restaurants to adopt 3rd party platforms as a revenue channel.

2. Off-premise demand is constantly increasing:
Demand for takeout is growing rapidly.

3. Curbside pickup has become mainstream:
Retailers and mega-chains have educated customers on the value of curbside pickup / click & collect. -> eg. Walmart Super Bowl tv ads

4. Onerous fees fatigue as price sensitivity increases:
Restaurants are pushing back on high delivery revenue shares and eaters are pushing back on onerous service fees.

Competition

First to market competitive edge.

Curbside service is a proven model and in need of an aggregator that offers fully automated curbside pickup, without onerous fees.



Aggregator
SWIPEBY
POSTMATES
UBER EATS
GRUBHUB
JUST EAT
foodpanda
deliveroo
DOORDASH
Coverage
Single Brand
Delivery Convenience Curbside

Delivery and traditional takeout do not offer their customers fully automated curbside pickup as an aggregator. We fill that void, making SWIPEBY a first to market product that occupies an unforeseen niche within the proven curbside pickup model.

For operators, SWIPEBY is one of the only turnkey solutions available, allowing restaurants to begin onboarding in minutes. The majority of the competition requires extensive integration and taxing development investments, making the onboarding process slow and expensive.

Vision

$22M in gross volume by the end of the year

By EOY 2020 we plan to have accrued **$22M** in gross volume, **90K+** monthly eaters across **35+** states and **2K+** restaurants. As our brand continues to grow and more restaurants partner with us, we plan to break even by Q4 of 2020.



$22M in gross volume
90K+ monthly eaters
35+ states
2K+ restaurants

Investors

$1m+ raised to date

Last seed round closed in February 2020

SWIPEBY is proud to not only be founded by private capital but to also be a past recipient of the highly competitive North Carolina NCIdea Seed Grant ($50,000) and part of the inaugural cohort member of Winston Starts, a competitive incubator.

   

In total SWIPEBY has been raising $1m+ in funds:

- Initial founder investment
- NC Idea Seed Grant
- Outside investment with convertible notes
- A seed round

We plan to use this money, along with our current seed round, to fund our expansion strategy.

Founders

Our Team



Carl Turner

Carl founded SWIPEBY during his final semester at Wake Forest University where he graduated with Bachelors in Finance and Computer Science. He was born and lived most of his life in Berlin, Germany and had the honor to gain experience before SWIPEBY working with Google (Hamburg), A.T. Kearney (Dubai) and The Boston Consulting Group (Kuala Lumpur) and co-founding SEON, a startup democratizing access to fast security response.

The Board of Directors

Barbara Daliri Freyduni

Barbara is a European marketing and sales executive, with 29 years of experience. She is the Global SVP Marketing & Sales at Zalando, Europe's largest online platform for fashion with 33 million consumers in 17 countries. Prior, Barbara served as the CMO Western Europe at Microsoft, and as Director of Marketing at Netflix for Central Europe.



Doug Young

Doug Young is a serial entrepreneur and Angel investor, specializing in the design, development, and application of disruptive technologies. His technology companies were all acquired by Fortune 100 / 500 companies.



Tony DiBianca

Tony DiBianca is an accomplished developer, holding multiple patents, and passionate about entrepreneurship. He worked for Xerox and DuPont- Xerox Imaging before founding Phone Tree at age thirty, which led to his assistance in the creation of both School

Messenger and Call Pointe.



Rich Noll

As Chairman of the Board from 2009-19 and CEO from 2006 to 2016, Mr.Noll increased Hanes Brands (NYSE:HBI) market cap from 2 to 10 billion. Mr. Noll has also served as a member of the Business Roundtable as well as Lead Director of The Fresh Market.

SWIPEBY TEAM

Corey Paul - Sales

Corey comes from an entrepreneurial background, bringing a passion for sales and marketing. Prior to joining SWIPEBY, Corey co-founded an early dot com, guiding it to over 100k unique local users; built a successful auto wholesale business; and completed a life long passion project Writing, Directing and Producing an award-winning feature film titled "Life Changes Everything".





Nathan Pieratt - Marketing

Nathan is an award-winning creative director with 15 years of experience developing marketing strategy for major brands like AT&T, Frito-Lays and Walmart. Nathan holds an MFA in design from Savannah College of Art and Design and an M.S. in integrated marketing from the University of West Virginia

Team

 Carl Turner

Founder

 Nathan Pieratt

Marketing

 Corey Paul

Sales & Operations

 Barbara Daliri Freyduni

Board Member

 Tremayne Blair

Sales

 Tony DiBianca

Board Member

 Richard Noll

Board Member

 Taylor Zambrano

Restaurant Success

 Michael Phillips

Sales

 Joshua Schlabach

Restaurant Success

 Doug Young

Board Member

Perks

$100	$10 in SWIPEBY Credit
$250	$25 in SWIPEBY Credit Personal thank you note from our Founder
$1,000	$100 in SWIPEBY Credit Personal thank you note from our Founder Your name and photo on a dedicated "SWIPEBY Investor" page on our website (with your consent)
$2,500	$150 in SWIPEBY Credit Personal thank you note from our Founder Your name and photo on a dedicated "SWIPEBY Investor" page on our website (with your consent) SWIPEBY T-Shirt & Zipper Jacket
$5,000	$5,000 Crowd SAFE Personal thank you note from our Founder Your name and photo on a dedicated "SWIPEBY Investor" page on our website (with your consent) SWIPEBY T-Shirt & Zipper Jacket Investor only webinar
$10,000	Personal thank you note from our Founder Your name and photo on a dedicated "SWIPEBY Investor" page on our website (with your consent) SWIPEBY T-Shirt & Zipper Jacket Investor only webinar 1:1 video meeting with founder
$25,000	Personal thank you note from our Founder Your name and photo on a dedicated "SWIPEBY Investor" page on our website (with your consent) SWIPEBY T-Shirt & Zipper Jacket Investor only webinar 1:1 video meeting with founder & leadership team Detailed monthly email updates
$50,000	$50,000 Crowd SAFE Personal thank you note from our Founder Your name and photo on a dedicated "SWIPEBY Investor" page on our website (with your consent) SWIPEBY T-Shirt & Zipper Jacket Investor only webinar Half Year 1:1 video meeting with founder & leadership team Detailed monthly email updates
$100,000	Personal thank you note from our Founder Your name and photo on a dedicated "SWIPEBY Investor" page on our website (with your consent) SWIPEBY T-Shirt & Zipper Jacket Investor only webinar Half Year 1:1 video meeting with founder & leadership team Detailed monthly email updates Personal Meeting with Founder

FAQ

EXHIBIT C

Form of Security
THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NEIGHBOR, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Neighbor, Inc., a North Carolina corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $12,500,000.

See Section 2 for certain additional defined terms.

1. *Events*

   (a) **Equity Financing**.

      (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

      (ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock;

or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow

Series would be Series A-CF Preferred Stock), except that:

>   (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

>   (ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

>   (iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $35,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

   (a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions.*

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of <u>Section 5(a)</u> will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of <u>Section 5(a)</u> and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with <u>Section 5(a)</u> or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in <u>Section 5(a)</u>):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All securities issued under this instrument may be issued in whole or fractional parts.

(h) All rights and obligations hereunder will be governed by the laws of the State of North Carolina, without regard to the conflicts of law provisions of such jurisdiction.

(i) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Winston-Salem, North Carolina. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j) The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

NEIGHBOR, INC.
By:
Name: Carl Turner
Title: President
Address: 500 W. Fifth Street, Suite 400 Winston Salem, NC 27101
Email: hello@swipe.by

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated [crowd_safe_date] between Neighbor, Inc., a North Carolina corporation (the "*Company*") and [investor_name] ("*Stockholder*"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "*Intermediary*") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1. **Grant of Irrevocable Proxy.**

    a. With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "*Shares*"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary∂hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
    b. The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
    c. This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2. **Legend.** The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. **Representations and Warranties.** The Stockholder represents and warrants to the Intermediary as follows:

    a. The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.
    b. The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and

which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4. **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. **Defined Terms**. All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7. **Assignment**.

   a. In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
   b. The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8. **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:
Name:

Date

INTERMEDIARY:

By:
Name: Authorized Signatory, OpenDeal Portal
LLC d/b/a Republic
Date

EXHIBIT D

Video Transcript

Hi everyone. My name is Carl Turner. I am the founder of SWIPEBY.

SWIPEBY, it's the newest take on food delivery services, turning restaurants into drive thrus.

SWIPBY and it makes curbside pickup free for customers and cheap for businesses.

So we can use it, and it can turn any restaurant into a virtual drive thru. This is pretty cool.

The off-premise food market is a $490 billion industry growing 10% year over year. While that is incredible growth, we're seeing actually big problems especially if you look at suburban America. In these markets, delivery is very expensive to consumers and almost absurd to restaurants.

There're four companies that control the entire industry, and they don't compete. There's no way a restaurant can make it.

But for struggling restaurants these third-party delivery fees are taking a huge chunk out of the profits.

SWIPEBY brings a solution to this problem. We are bringing curbside service pioneered by big retailers like Target Walmart, or chains like Chick-fil-a and Outback to any restaurant with our fully automated curbside pickup platform and consumer facing apps that turns any restaurant into a virtual drive through.

The app connects customers with restaurants for curbside service.

On SWIPEBY you order on the app and pay no extra fees.

It uses geo fencing to track your location. So within moments of pulling up outside of the restaurant, there's an employee there from that store ready with your food. You get it and then you leave.

Good morning guys, we just woke up, ordered swipe by from our beds. We're in our PJs right now. We're about to pick it up. And they're going to bring our omelets out directly to our car. What a time to be alive.

Just pulled up right to the swipe by spot and now we wait.

Mission accomplished.

We are looking for partners and for investors who want to bring a new level of convenience to suburban America and really want to work with a hyper scalable model to turn every restaurant into a virtual drive thru. Thank you.